UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 6, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Volaris PSL Controlled Subsidiary - Port St. Lucie, FL

On August 6, 2021, we directly acquired ownership of a “majority-owned subsidiary”, WP VerandaPSL MF-FL Owner, LLC (the “Volaris PSL Controlled Subsidiary”), in which we have the right to receive a preferred economic return for an initial purchase price of approximately $386,000, which is the initial stated value of our equity interest in a new investment round in the Volaris PSL Controlled Subsidiary (the “Volaris PSL Balanced eREIT II Initial Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Volaris PSL Controlled Subsidiary, for an initial purchase price of approximately $3,476,000 (the “Volaris PSL Interval Fund Initial Investment” and, together with the Volaris PSL Balanced eREIT II Initial Investment, the “Volaris PSL Initial Investment”).

We anticipate that we will fund an additional $386,000 towards the development of the Volaris PSL Property for a total investment of $772,000 (the “Volaris PSL Balanced eREIT II Investment”) and Fundrise Real Estate Interval Fund, LLC will fund an additional $3,477,000 for a total investment of $6,953,000 (the “Volaris PSL Interval Fund Investment” and, together with the Volaris PSL Balanced eREIT II Investment, the “Volaris PSL Investment”). The Volaris PSL Investment is expected to total $7,725,000. The Volaris PSL Controlled Subsidiary is expected to use the proceeds from the Volaris PSL Investment to construct a 300-unit multifamily property totaling approximately 266,000 square feet of rentable area located at SE Becker Rd, Port St. Lucie, FL 34984 (the “Volaris PSL Property”).

The Volaris Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the Volaris PSL Investment (the “Volaris PSL Operative Agreements”), our consent is required for all major decisions regarding the Volaris PSL Property. In addition, we are entitled to receive a preferred economic return of 11.0% per annum on the Volaris PSL Investment, which will accrue until February 5, 2025 (the “Volaris PSL Redemption Date”). The Volaris PSL Controlled Subsidiary has the ability to extend the Volaris PSL Redemption Date with one 18-month extension, subject to certain conditions. The Volaris PSL Controlled Subsidiary may redeem the Volaris PSL Investment in whole or in part without penalty at any point during the term of the Volaris PSL Investment. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Volaris PSL Investment.

Simultaneous with the closing of the Volaris PSL Initial Investment, senior financing was obtained through a $36,476,000 secured loan from First Horizon Bank (the “Volaris PSL Senior Loan”). The Volaris PSL Senior Loan features a 3.5-year term with full term interest only and a rate of LIBOR + 275 bps.

The Volaris PSL Property is located on an approximately 20-acre land plot. Upon development completion, the Volaris PSL Property is expected to contain nine, three-story wood-frame buildings with surface parking and detached garages. The units are divided between one-bedroom, two-bedroom and three-bedroom units. The community amenities will include a package room, clubhouse with social areas, e-lounge, coffee bar, fitness center with yoga/spin room, grill area and fire pit, pool, clubhouse, dog park and pet spa/grooming area, and detached garage parking.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    August 12, 2021